Exhibit 99.4

Deltek, Inc.

Offer to Purchase Common Stock

Pursuant to Subscription Rights

[            ], 2009

Dear Stockholder:

This letter is being distributed by Deltek, Inc., a Delaware corporation (“Deltek”), to all holders of record of shares of its common stock, par value $0.001 per share (the “Common Stock”) as of 5:00 p.m., New York City time, on April 14, 2009 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the Prospectus for the offering (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Deltek is offering an aggregate of 20,000,000 shares of Common Stock, as described in the Prospectus.

The Rights will expire if not exercised prior to 5:00 p.m., New York City time, on [            ], 2009, unless the subscription period is extended in the sole discretion of Deltek (such date and time, including as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date. Each Right entitles you to subscribe for 0.4522 shares of Common Stock (the “Basic Subscription Privilege”) at a subscription price (the “Subscription Price”) of $3.00 per share of Common Stock. For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 Rights and would have the right to purchase 45.22 shares of Common Stock (rounded down to 45 shares) for the Subscription Price.

If you exercise your Basic Subscription Privilege in full, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase any shares of Common Stock that remain unsubscribed for at the expiration of the Rights Offering. If holders exercise their Over-Subscription Privileges for more shares than are available to be purchased pursuant to the Over-Subscription Privileges, Deltek will allocate the shares of Common Stock to be issued pursuant to the exercise of Over-Subscription Privileges pro rata among holders who have exercised their Over-Subscription Privileges as described in the Prospectus. See “The Rights Offering — The Rights — Over-Subscription Privilege” in the Prospectus.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the expiration of the Rights Offering, if you wish to maximize the number of shares you purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock that you wish to receive pursuant to the Over-Subscription Privilege. Fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

The Rights will be evidenced by non-transferable Rights certificates (the “Rights Certificates”) and will cease to have any value at 5:00 p.m., New York City time, on the Expiration Date.

Enclosed are copies of the following documents:

1.	The Prospectus;
2.	Your Rights Certificate;

3.	Instructions as to Use of Deltek Rights Certificates (including Guidelines for Request for Taxpayer Identification Number and Certification of Substitute Form W-9);
4.	Notice of Guaranteed Delivery; and
5.	A return envelope addressed to Computershare Trust Company, N.A., the subscription agent for the Rights Offering (the “Subscription Agent”).

Your prompt action is requested. To exercise Rights, you must properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from the Information Agent, Georgeson Inc., by calling at (888) 897-6149.

Very truly yours,

Deltek, Inc.